Exhibit 21
Subsidiaries of Company

Name	Jurisdiction of Incorporation
Citizens Business Bank	California
CVB Ventures, Inc (Inactive)	California
Chino Valley Bancorp (Inactive)	California
ONB Bancorp (Inactive)	California
CVB Statutory Trust I	Connecticut
CVB Statutory Trust II	Delaware
CVB Statutory Trust III	Connecticut
FCB Statutory Trust II	Delaware